Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters to Repurchase US$700 Million of Debt Securities
Holders provided with voluntary tender offer prior to make-whole redemption

NEW YORK, NY, March 23, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it will repurchase its US$700 million principal amount of outstanding 6.20% notes due January 5, 2012 (CUSIP No. 884903 AN5).

Thomson Reuters is initially providing holders with a voluntary tender offer prior to a make-whole redemption of the notes. Thomson Reuters plans to finance the tender offer and the redemption through the issuance of new debt securities and/or available cash resources.

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Tender offer - The tender offer will expire at 5:00 p.m., New York time, on March 29, 2010, unless extended or earlier terminated by Thomson Reuters. Holders who validly tender and do not validly withdraw their notes on or prior to the expiration time will receive US$1,085 per US$1,000 principal amount of notes accepted for purchase. Holders will also receive accrued and unpaid interest up to, but not including, the settlement date. The settlement date for the tender offer is expected to be March 30, 2010.

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Make-whole redemption – Any notes that remain outstanding after the tender offer will be redeemed by Thomson Reuters on April 22, 2010 at the make-whole redemption price.  The make-whole redemption price (at a yield of the applicable U.S. treasury rate plus 35 basis points) will be determined on April 19, 2010 in accordance with the terms of the notes. On April 19, 2010, Thomson Reuters will post the specific total redemption price in the “Investor Relations” section of its website, www.thomsonreuters.com.

The tender offer is subject to the terms and conditions set forth in an Offer to Purchase dated March 23, 2010 and an accompanying Letter of Transmittal.  The tender offer is not conditioned upon any minimum amount of notes being tendered but is conditioned upon Thomson Reuters completing an offering of new debt securities on terms reasonably satisfactory to it.

Thomson Reuters has retained RBS and UBS Investment Bank as the dealer managers for the tender offer. Thomson Reuters has also retained Global Bondholder Services Corp. as the depositary and information agent. Questions regarding the tender offer and additional information may be directed to RBS at +1 877.297.9832 and UBS Investment Bank at +1 888.719.4210. Requests for copies of tender offer documents may be directed to Global Bondholder Services Corp. at +1 866.470.3900.

None of Thomson Reuters, RBS, UBS Investment Bank nor Global Bondholder Services Corp. makes any recommendation to holders as to whether to tender their notes. Holders must make their own decisions as to whether to tender their notes, and, if so, the principal amount of notes to tender. This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the notes or any other securities. The tender offer is being made pursuant to the Offer to Purchase and the related Letter of Transmittal that Thomson Reuters is distributing to holders of the notes. The tender offer is not being made to holders in any jurisdiction in which the making or acceptance thereof would not be compliance with the securities or other laws or such jurisdiction.

Thomson Reuters to Repurchase US$700 Million of Debt Securities

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this news release are forward-looking, including how Thomson Reuters plans to finance the tender offer and redemption. No assurance can be given that the tender offer, the redemption or the offering of the new debt securities will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS

Calvin Mitchell III	Frank Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com